EXHIBIT 99.1
FOR IMMEDIATE RELEASE

Contact:  Richard D. Sewell
          Treasurer
          (405) 529-8674
          Dobson Communications Corporation


       DOBSON COMMUNICATIONS ACQUIRES FIFTH MARYLAND PROPERTY

          OKLAHOMA CITY - June 28, 1999 - Dobson Communications
Corporation announced today that its wholly-owned subsidiary, Dobson Cellular of Maryland, closed on the acquisition of Maryland 1 Rural Service Area (RSA) for $9.1 million. The market has a population base of approximately 60,000.

          Maryland 1 RSA encompasses Garrett county, the westernmost county of the state and a small section of West Virginia. The property represents the fifth property acquired by Dobson in Maryland and is adjacent to the previously acquired cluster of the Cumberland MSA, Hagerstown MSA and Pennsylvania 10 RSA. This increases the western Maryland cluster to approximately 480,000 pops and Dobson's total population base under management to approximately 5.8 million.

          Ed Evans, president of Dobson Cellular commented, "The Maryland 1 RSA enhances our existing western Maryland cluster. Dobson will invest in state of the art TDMA digital equipment and customers will benefit from our commitment to maintain a quality network. Roaming agreements are currently in place with neighboring roaming partners and our rate plans will be structured to meet the various needs of our customers."

          Dobson Communications Corporation is a leading provider of rural cellular telephone services, employing approximately 1000 employees in its wireless operations, headquartered in Oklahoma City, Oklahoma. The Company has wireless operations in eleven states located throughout the United States. Dobson Communications may be found on the World Wide Web at http://www.dobson.net.